[Morgan Stanley Letterhead]

VIA EDGAR

May 13, 2019

Lauren Hamilton and Megan Miller
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alternative Investment Partners Absolute Return Fund
File Numbers 811-21767 & 333-223060

Alternative Investment Partners Absolute Return Fund STS
File Numbers 811-21831 & 333-223061

AIP Multi-Strategy Fund A
File Numbers 811-22192 & 333-223056

AIP Multi-Strategy Fund P
File Numbers 811-22193 & 333-223057

(each a “Fund” and, collectively, the “Funds”)

Dear Mses. Hamilton and Miller:

Thank you for your comments received telephonically by our counsel at Dechert LLP regarding the post-effective amendment to each Fund’s registration statement filed on Form N-2 on April 26, 2019 (in each case, such Fund’s “April PEA”) with the Securities and Exchange Commission (the “Commission”). Below, we describe the changes made to the Funds’ registration statements in response to the comments from the Commission’s staff (the “Staff”) and provide any responses to, or any supplemental explanations of, such comments, as requested. These changes have been reflected in the Funds’ subsequent post-effective amendments to their respective registration statements (each an “Amendment”), each of which will be filed via EDGAR on or about the date hereof. Capitalized terms not otherwise defined have the same meanings assigned to such terms in each Fund’s prospectus.

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND & AIP MULTI-STRATEGY FUND A

1.	Comment: We note both master funds have “bank borrowings” on the statement of assets and liabilities. Please explain why there is no audited senior security table in accordance with Form N-2, Item 4.3.

Response: The disclosure has been revised to include an audited senior security table for the Absolute Return Fund and Multi-Strategy Fund A.

AIP MULTI-STRATEGY FUND A & AIP MULTI-STRATEGY FUND P

2.	Comment: We note the Funds’ Item 25 disclosure only references the 2017 financial statements and not the 2018 financial statements. Please update the disclosure to include both the 2017 and 2018 financial statements.

Response: The disclosure has been revised accordingly.

3.	Comment: We note that the fee table includes two “Total Annual Fund Expenses” line items. Please consider adding a footnote or changing the headings.

Response: The disclosure has been revised to restate the line items in the fee table as “Total Annual Gross Fund Expenses” and “Total Annual Net Fund Expenses.”

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND & ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND STS

4.	Comment: We note that footnote 4 for the Absolute Return Fund and footnote 6 with respect to the feeder fund states that the Adviser is obligated to waive fees for 12 months from the date of the prospectus. However, the fee table and financial highlights do not appear to include a fee waiver. Please revise as necessary.

Response: The disclosure has been revised accordingly.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert LLP, Richard Horowitz at (212) 698-3525 or Jeremy Senderowicz at (212) 641-5669. Thank you.

Best regards,

/s/ Allan Fajardo

Allan Fajardo
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